Exhibit 3.11

OPERATING AGREEMENT

OF

LEXECON, LLC

AMENDMENT NO.1 TO BY-LAWS

Pursuant to Article III of the By-Laws filed as Exhibit A to the Operating Agreement of Lexecon, LLC. (the “Company”); the By-Laws have been amended as follows:

1.	Article III, Section 3.01 is deleted in its entirety and replaced with the following:

“SECTION 3.01. Executive and Other Officers. The Company may have a Chairman of the Board, a President, a Secretary and a Treasurer. The Board shall designate who shall serve as chief executive officer, who shall have general supervision of the business and affairs of the Company, and may designate a chief operating officer, who shall have supervision of the operations of the Company. In the absence of any designation, the Chairman of the Board shall serve as the chief executive officer, and the President shall serve as chief operating officer. The Company may also have a General Counsel, a Chief Financial Officer, one or more Vice Presidents, assistant officers, subordinate officers, and any other class of officers, as may be established by the Board, including, those with the title of “senior managing director.” The Board may grant to the Chairman, chief executive officer, the president and any other officer it shall designate from time to time the authority to appoint members of a class of officer of the Company, subject to such conditions, if any, it shall determine. A person may hold more than one office in the Company, except that no person may serve concurrently as both President and Vice President of the Company. The Officers may also be, but do not need to be, Managers.”

2.	Article III, Section 3.08 is deleted in its entirety and replaced with the following:

“SECTION 3.08. Election, Tenure and Removal of Officers. The Board shall elect the officers of the Company. The Board may from time to time authorize any committee or officer to appoint assistant officers, subordinate officers and class of officer designated by the Board. Election or appointment of an officer, employee or agent shall not of itself create contract rights. All officers shall be appointed to hold their offices, respectively, during the pleasure of the Board. The Board (or as to any assistant officer, subordinate officer or class of officer, any committee or officer authorized by the Board), may remove an officer at any time. The removal of an officer shall not prejudice his or her contract rights. The

Board, (or as to any assistant officer, subordinate or class of officer, any committee or officer authorized by the Board), may fill a vacancy which occurs in any office for the unexpired portion of the term.”

The undersigned, being the Secretary of the corporation, hereby certifies that this Amendment No. 1 to the By-Laws of the Company has been duly adopted by the board of directors of the corporation effective as May 19, 2004.

/s/ Joanne F. Catanese

Joanne F. Catanese, Secretary